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                                  SCHEDULE 13D


                               U.S.A. Growth, Inc.
                               -------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.001 per share
                     ---------------------------------------
                          (Title of Class of Securities)



                              ---------------------
                                 (CUSIP Number)



                 Nick Markulis, U.S.A. Growth, Inc. 714/427-0760
               1530 Brookhollow Dr., Suite C, Santa Ana, CA 92705
               ---------------------------------------------------
               Name, etc., of person authorized to receive notices


                                 August 16, 1999
                                 ---------------
              Date of Event which Requires filing of this Statement





With a copy to:

Harry S. Stahl, Esq.
2603 Main Street, Suite 1050
Irvine, CA 92614-6232


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1.       Name of reporting person:  Nick Markulis

2.

3.

4.       00

5
 .
6.       USA

7.       Sole voting power:  10,950,000

8.

9.       Sole dispositive power. 10,950,000

10.

11.      Aggregate amount beneficially owned by each reporting person.
         10,950,000

12.

13.      Percent of class represented by amount in row (11). 11.778%

14.      Type of reporting person.  IN


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ITEM 1            SECURITY AND ISSUER

         The class of equity securities to which this Schedule 13D (the "Statement") relates is the common stock, $0.001 par value per share (the "Shares") of U.S.A. Growth Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1530 Brookhollow Dr., Suite C, Santa Ana, CA 92705.

ITEM 2            IDENTITY AND BACKGROUND

         (a), (b), (c), and (f). This Statement is filed by Nick Markulis, an individual ("Markulis"). Markulis' business address is 3685-K South Bear Street, Santa Ana, CA 92704.

         Mr. Markulis is the Vice President of Sales for World Shopping Network, Inc., a Wyoming corporation ("WSN"), an early development stage company engaged in providing a 24 hour, 7 day-a-week, worldwide internet online service for the direct sales and delivery of a wide variety of competitively priced consumer products and services. Markulis is a citizen of the USA. WSN's business address is 1530 Brookhollow Dr., Suite C, Santa Ana, CA 92705.

         (d) and (e). During the last 5 years, Markulis (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Markulis exchanged 365,000 shares of common stock owned by him in WSN ("WSN Shares"), for 10,950,000 shares of the Company ("Markulis Shares").

ITEM 4            PURPOSE OF TRANSACTION

         The Markulis Shares that are the subject of this Statement were acquired from the Company pursuant to a Share Exchange Agreement dated August 16, 1999 (the "Agreement") among the Company, Anton, TriStar Diversified Ventures, LLC and Nick Markulis. While Markulis has not obtained actual record ownership of all of the Markulis Shares reported by this Statement, Markulis may be deemed to have acquired beneficial ownership of the Markulis Shares reported herein upon the signing of the Agreement as a result of Markulis' binding commitment to exchange the WSN Shares in accordance with the Agreement.

         Subject to the terms and conditions of the Agreement, the Company will exchange the Markulis Shares for the WSN Shares. The Markulis Shares will represent, in the aggregate, approximately 11.778% of the currently outstanding Shares.

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         Markulis has agreed to exchange the WSN Shares for the Markulis Shares for the purpose of obtaining a significant equity position in the Company.

ITEM 5            INTEREST IN SECURITIES OF THE COMPANY

         (a) Markulis has acquired and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, beneficially owns 10,950,000 Shares, representing approximately 11.778% of the issued and outstanding Shares.

         (b)      Markulis has sole power to vote and dispose of 10,950,000
Shares.

         (c) Except for the Agreement as set forth in Item 3 above, there were no transactions covered by this Item 5(c).

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as set forth above, to the best knowledge of Markulis, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 1: Share Exchange Agreement, dated as of August 16, 1999 among the Company, John Anton, TriStar Diversified Ventures, LLC and Nick Markulis.


                                   SIGNATURES

         After reasonable inquiry into the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                                     /s/ Nick Markulis
DATE:  August 24, 1999                               ---------------------------
                                                     Nick Markulis